SUPPLEMENT DATED OCTOBER 9, 2026 TO THE MANAGEMENT INFORMATION CIRCULAR DATED SEPTEMBER 18, 2026 IN RESPECT OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF CRESCO LABS INC. TO BE HELD ON OCTOBER 30, 2026 The management information circular dated September 18, 2026 (the "Circular") of Cresco Labs Inc. (the "Corporation") prepared in connection with the annual general and special meeting of shareholders of the Corporation to be held on October 30, 2026 (the "Meeting") is hereby amended and supplemented as set out below. All defined terms used in this supplement (the "Supplement") and not otherwise defined shall have the respective meanings ascribed to them in the Circular, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Other than as set out in this Supplement, the Circular remains unamended. Voting Rights The Corporation clarifies, under the section entitled "Voting Securities and Principal Holders of Voting Securities – Voting Rights" in the Circular, that as of the Record Date, the outstanding Subordinate Voting Shares represent approximately 26%, the outstanding Proportionate Voting Shares represent approximately 1%, the outstanding Multiple Voting Shares represent approximately 73%, and the outstanding Special Subordinate Voting Shares represent approximately 0.0001% of the voting rights attached to outstanding Voting Shares of the Corporation. Minority Approval The Corporation further clarifies, under the section entitled "Matters to be Considered at the Meeting– MVS Amendment Resolution – Minority Approval" in the Circular, that in connection with obtaining the minority approval under MI 61-101 for the Proposed MVS Amendment, the holders of Subordinate Voting Shares, Proportionate Voting Shares and Special Subordinate Voting Shares, as "affected securities" under MI 61-101, will each vote separately as a class. No minority approval is required from the holders of the Multiple Voting Shares in respect of the Proposed MVS Amendment, as all of the outstanding Multiple Voting Shares are held by persons who would be excluded from the minority approval vote under MI 61-101. Furthermore, for purposes of confirming that the requisite minority approval under MI 61-101 has been obtained, the votes attached to the following shares will be excluded: 5,817 Proportionate Voting Shares and 5,344,321 Subordinate Voting Shares beneficially owned or over which control or direction is exercised by Messrs. Bachtell, Sampson and Manning, the Brian McCormack Trust, and their respective associates and affiliates. REMINDER TO VOTE Every vote is important. The Corporation encourages all shareholders to review the Circular and the other meeting materials, which are available under the Corporation's profile on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on the Corporation's website. Shareholders are urged to carefully review the Circular and accompanying materials, as they contain important information regarding the matters to be considered at the Meeting. Shareholders who have questions regarding the Meeting or require assistance with voting may contact Laurel Hill Advisory Group by telephone or text message toll-free within North America at 1-877-452-7184, by telephone outside North America at 1-416-304-0211, or by email at assistance@laurelhill.com. Exhibit 99.1

As the existing form of proxy for the Meeting confers discretionary authority on the persons named in the proxy with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournment or postponement thereof, the Corporation will not be distributing an amended form of proxy. Proxies and voting instructions previously submitted will remain valid. A shareholder that has already voted and wishes to change its vote may submit a new proxy or voting instruction form before the proxy cut-off by following the instructions in the Circular and the proxy or voting instruction form included therewith. A properly submitted later-dated proxy or voting instruction will replace the shareholder's earlier instructions, provided it is received before the proxy cut-off. DATED as of the 9th day of October, 2026. (Signed) "Thomas J. Manning" Thomas J. Manning Chairman of the Board